Exhibit 99.1

ASX/MEDIA RELEASE	12 January 2006

New Non-executive Director

Australian Institutional Investment Focus

Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce the appointment of Ms. Heather Zampatti as a Non-executive Director of the Company, based in Perth, Australia.

Ms. Zampatti is the National Head of Wealth Management, Australia for Bell Potter Securities, an Australian-owned private investment adviser and top 10 broker by trading volume on the Australian Stock Exchange. Ms Zampatti has over 20 years experience in investment advising and her expertise in stockbroking and financial investment planning is widely acknowledged in the Australian investment community.

Ms. Zampatti was educated at the University of Western Australia and holds a Bachelor of Science (BSc) and Diploma of Education (Dip Ed). She lectures for the Australian Stock Exchange and the Securities Institute of Australia and gives many public seminars. In addition to this appointment, Ms. Zampatti is a board member of the Princess Margaret Hospital for Children Foundation and is a director of the Australian Institute of Management (WA) and Osteoporosis Australia.

The appointment of Ms. Zampatti to the pSivida board replaces Ms. Alison Ledger who has stepped down after 18 months of service to focus on new career initiatives. We wish Alison well in her future endeavours and thank her for her valuable contribution.

“With the acquisition of Control Delivery Systems (now pSivida Inc.) in the United States now complete, the Company can focus on further commercialisation of our platform technologies in new markets and territories,” said pSivida CEO and Managing Director, Mr. Gavin Rezos. “The addition of Heather to the pSivida board will broaden the Company’s relationships with Australian institutions and follows the appointments of two US based Non-executive Directors in July 2005 to raise the company’s awareness in the important US market.”

pSivida has three directors based in the US, two directors based in the UK and two in Australia. There is a majority of independent directors.

pSivida also recently announced several new evaluation agreements for the Company’s drug delivery technologies and now has agreements with three of the top five pharmaceutical companies in the world.

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products in particular in oncology and ophthalmology.

pSivida owns or has the exclusive rights to use the intellectual property pertaining to BrachySil™, Medidur™, Retisert™ and Vitrasert®. The company’s IP portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structrured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida has granted an exclusive licence to its subsidiary, AION Diagnostics Limited to develop and commercialise diagnostic products using BioSilicon™, and has also granted an exclusive licence to its subsidiary, pSiNutria Limited to develop and commercialise food technology applications using BioSilicon™.

pSivida conducts its operations from offices and facilities near Boston in Massachusetts, Malvern in the United Kingdom, Perth in Western Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties.  The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate CDS’ operations and employees; the failure of the CDS’ products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.